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                           May 12, 2022

       How Kok Choong
       Chief Executive Officer
       Agape ATP Corporation
       1705-1708 Level 17, Tower 2, Faber Towers
       Jalan Desa Bahagia, Taman Desa
       58100 Kuala Lumpur, Malaysia

                                                        Re: Agape ATP
Corporation
                                                            Form 10-K for
fiscal year ended December 31, 2021
                                                            Filed March 28,
2022
                                                            File No. 333-220144

       Dear Dr. Choong:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for fiscal year ended December 31, 2021

       Item 9A. Controls and Procedures, page 39

   1. The Item 9A presentation in your Form 10-K for the fiscal year ended December 31, 2021 excluded an assessment
and effectiveness conclusion, regarding disclosure controls and procedures. Please
amend your Form 10-K to include all of the information required by
                                                        Item 307 of Regulation
S-K. In amending your filing, please also identify the version of the COSO Framework you
used in your evaluation of the Company's internal control over financial reporting. In
addition, the Item 4 presentation in your Form 10-Q for the nine months ended September
30, 2021 also excluded the Item 307 assessment and
                                                        effectiveness
conclusion. Confirm that your future Form 10-Q filings will include all of the information
required by Item 307 and Item 308 of Regulation S-K.

                                                        In closing, we remind
you that the company and its management are responsible for the
 How Kok Choong
Agape ATP Corporation
May 12, 2022
Page 2

accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Wyman at 202-551-3660 or Ibolya Ignat at 202-551-3636 with any questions.



FirstName LastNameHow Kok Choong                          Sincerely,
Comapany NameAgape ATP Corporation
                                                          Division of
Corporation Finance
May 12, 2022 Page 2                                       Office of Life
Sciences
FirstName LastName